FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2002

PFEIFFER VACUUM TECHNOLOGY AG
(Translation of registrant’s name into English)

Berliner Strasse 43
D-35614 Asslar
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Consolidated Financials
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Signatures

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENT OF INCOME
(in thousands other than per share amounts)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

	€	€	€	€
Net sales	37,356	40,125	110,853	129,976
Cost of sales	(20,483)	(22,275)	(60,856)	(71,708)

Gross profit	16,873	17,850	49,997	58,268

Selling and marketing expenses	(5,987)	(5,851)	(17,336)	(18,492)
General and administrative expenses	(2,949)	(2,537)	(8,631)	(7,676)
Research and development expenses	(2,497)	(2,058)	(7,540)	(6,174)
Depreciation	(1,195)	(1,019)	(3,551)	(3,060)
Goodwill amortization	—	(30)	—	(90)

Operating profit	4,245	6,355	12,939	22,776

Interest expense	(120)	(73)	(345)	(508)
Interest income	588	167	1,485	1,562
Foreign exchange gain ( loss)	380	(140)	179	(286)

Income before taxes	5,093	6,309	14,258	23,544

Income taxes	(1,987)	(2,460)	(5,561)	(9,182)

Net income	3,106	3,849	8,697	14,362

Net income per ordinary share and ADR (in €):
Basic	0.35	0.44	0.99	1.63

Diluted	0.35	0.44	0.99	1.63

See notes to the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED BALANCE SHEET
(in thousands)
(unaudited)

	September 30,	December 31,
	2002	2001

	€	€
Assets
Cash and cash equivalents	64,405	65,035
Trade accounts receivable – net	23,423	24,788
Other accounts receivable	4,615	3,714
Inventories – net	24,090	20,448
Prepaid expenses	665	1,186
Deferred tax asset – net	274	274
Other current assets	423	205

Total current assets	117,895	115,650

Property, plant and equipment – net	29,132	30,184
Deferred tax asset – net	2,614	2,783
Goodwill	1,037	1,037
Other assets	1,337	950

Total assets	152,015	150,604

Liabilities and shareholders’ equity
Current portion of long-term debt	1,291	1,291
Trade accounts payable	7,155	7,608
Accrued other liabilities	10,319	10,436
Income tax liabilities	3,429	5,414
Customer deposits	1,459	1,840

Total current liabilities	23,653	26,589

Long-term debt	7,746	9,037
Convertible bonds payable	1,114	563
Accrued pension liabilities	33,053	30,883
Minority interests	130	130

Shareholders’ equity
Share capital	22,504	22,504
Additional paid-in capital	2,821	2,821
Accumulated profit	57,032	53,258
Accumulated other comprehensive income	3,962	4,819

Total shareholders’ equity	86,319	83,402

Total liabilities and shareholders’ equity	152,015	150,604

See notes to the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)
(unaudited)

	Nine months ended September 30,

	2002	2001

	€	€
Cash flow from operating activities:
Net income	8,697	14,362
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,551	3,060
Goodwill amortization	—	90
Gain on disposal of fixed assets	(18)	(87)
Provision for doubtful accounts	509	78
Effects of changes in assets and liabilities:
Trade accounts receivable	856	2,115
Other accounts receivable	(901)	(3,776)
Inventories	(1,773)	703
Prepaid expenses	521	(423)
Other current assets	(218)	(23)
Other long-term assets	243	261
Accrued pension liabilities	2,170	2,026
Accounts payable trade	(453)	(2,843)
Income tax liabilities	(1,985)	2,129
Accrued other liabilities	(117)	(3,814)
Customer deposits	(381)	(965)

Net cash provided by operating activities	10,701	12,893

Cash flow from investing activities:
Proceeds from disposal of fixed assets	159	229
Capital expenditures	(2,106)	(6,376)
Purchase of business assets	(2,403)	—

Net cash used in investing activities	(4,350)	(6,147)

Cash flow from financing activities:
Dividend payment	(4,923)	(4,319)
Long-term debt	(1,291)	(767)
Bonds payable (issuance)	90	—
Bonds payable converted (additional payment)	—	637
Bonds payable converted (share capital increase)	—	439
Bonds payable converted (repayments)	—	(439)
Employee loans – repayments	—	(180)
Short-term borrowings, net	—	767

Net cash used in financing activities	(6,124)	(3,862)

Foreign currency translation adjustment	(857)	(109)
Net increase (decrease) in cash and cash equivalents	(630)	2,775

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)
(unaudited)

Continued:

	Nine months ended September 30,

	2002	2001

	€	€
Net increase (decrease) in cash and cash equivalents	(630)	2,775
Cash and cash equivalents at beginning of year	65,035	52,526

Cash and cash equivalents at end of period	64,405	55,301

Non-cash transactions:
Bonds payable (issuance of employee loans)	499	—

See notes to the consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited)

		Additional		Minimum	Cumulative	Unrealized	Total
	Share	paid-in	Retained	pension	translation	gain/(loss)	shareholders'
	capital	capital	earnings	liability	adjustment	on hedges	equity

	(in thousands €)
Balance at December 31, 1999	21,635	1,560	22,951	—	2,297	(486)	47,957
Dividends paid			(3,327)				(3,327)
Bonds converted	430	624					1,054
Net income			19,082				19,082
Components of other comprehensive income				(19)	1,243	1,117	2,341

Comprehensive income							21,423

Balance at December 31, 2000	22,065	2,184	38,706	(19)	3,540	631	67,107
Dividends paid			(4,319)				(4,319)
Bonds converted	439	637					1,076
Net income			18,871				18,871
Components of other comprehensive income				19	457	191	667

Comprehensive income							19,538

Balance at December 31, 2001	22,504	2,821	53,258	—	3,997	822	83,402
Dividends paid			(4,923)				(4,923)
Net income			8,697				8,697
Components of other comprehensive income					(443)	(414)	(857)

Comprehensive income							7,840

Balance at September 30, 2002	22,504	2,821	57,032	—	3,554	408	86,319

See accompanying notes to consolidated financial statements.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

September 30, 2002

1. Basis of presentation

     The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position and results of operations have been included. Operating results for the three and nine month periods ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002. All amounts in the accompanying unaudited consolidated financial statements are presented in EURO (“€”). For further information, refer to the consolidated financial statements and footnotes thereto included in the Pfeiffer Vacuum Technology AG annual report on Form 20-F for the year ended December 31, 2001.

     Since July 16, 1996 the Company’s American Depositary Receipts, each representing one Ordinary Share, are listed on the New York Stock Exchange and trade under the symbol PV. The depository for the ADRs was until March 12, 2002 the Bank of New York, since March 13, 2002 it is the Deutsche Bank Trust Company Americas in New York. The ADRs also trade on the Berliner Freiverkehr, the Stuttgart Freiverkehr, the Frankfurt Freiverkehr, the Düsseldorf Freiverkehr and the Hamburg Freiverkehr in Germany.

     The Company’s Ordinary Shares have been listed and principally traded on the Neuer Markt of the Frankfurt Stock Exchange since April 15, 1998. The Neuer Markt is a segment of Deutsche Börse AG. Effective September 30, 2001, the Deutsche Börse (Neuer Markt) published new rules and regulations, primarily to meet international standards of transparency and publicity. Reports prepared in accordance with U.S. GAAP are still accepted, only some additional information is required. The Company adopted these requirements, and prior information has been adjusted, to ensure the comparability with the current report.

Adoption of new accounting pronouncements

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets” effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill is no longer amortized but is subject to annual impairment tests in accordance with the Statements. Other intangible assets are generally amortized over their useful lives.

     The Company adopted the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. During the end of the second quarter 2002, the Company performed the first of the required impairment tests of goodwill using the fair value based test, no impairment of goodwill resulted from this test.

     On January 1, 2002, the Company adopted FAS no. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” There was no impact to the Company’s operating results or financial position related to the adoption of this standard.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

2. Inventories

	September 30,	December 31,
	2002	2001

	(in thousands €)
Raw materials	9,374	6,726
Work-in-process	8,059	7,449
Finished products	12,060	10,999
Reserves	(5,403)	(4,726)

Total inventories, net	24,090	20,448

     Inventories increased by approximately € 3.7 million. The acquisition of a new production facility in Aschaffenburg (Pfeiffer Vacuum Systems GmbH) influenced this amount by € 5.4 million, whereas the production company in Asslar and the foreign sales companies reduced the stock (€ 1.7 million).

3. Convertible Bonds

Current management/staff participation program

     On July 10, 2000, the Company issued € 0.6 million in convertible bonds to members of management and key employees of the Company and its subsidiaries at a purchase price equal to 100% of their principal amount. Each convertible bond with a par value of € 128 is convertible into 50 non-par value Ordinary Shares upon payment of a conversion price. Each holder of convertible bonds may convert up to 30% two years after issuance beginning July 2002, up to 60% three years after issuance beginning July 2003 and up to 100% four years after issuance beginning July 2004, subject to certain closed periods. The last date of conversion is December 9, 2005.

     The convertible bonds bear interest at 6% per annum and will be redeemed at 100% of their principal amount on December 10, 2005 unless previously converted. The bonds must be repurchased in the case of termination of employment.

     The Company financed the employees’ purchase of such convertible bonds with an interest bearing loan. The loans must be repaid at the execution of conversion rights and are classified as other long-term assets on the balance sheet.

     Through September 30, 2002, 300 convertible bonds totaling par value approximately € 38,400 were repurchased from employees voluntarily exiting the plan.

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

New management/staff participation program

     On July 7, 2002, the Company issued € 0.6 million in convertible bonds to members of management and key employees of the Company and its subsidiaries at a purchase price equal to 100% of their principal amount. Each convertible bond with a par value of € 128 is convertible into 50 non-par value Ordinary Shares upon payment of a conversion price. Each holder of convertible bonds may convert up to 30% after the annual general meeting of the shareholders in 2004, up to 60% after the annual general meeting of the shareholders in 2005 and up to 100% after the annual general meeting of the shareholders in 2006, subject to certain closed periods. The last date of conversion is December 9, 2007.

The convertible bonds bear interest at 6% per annum and will be redeemed at 100% of their principal amount on December 10, 2007 unless previously converted. The bonds must be repurchased in the case of termination of employment. The Company financed the employees’ purchase of such convertible bonds with an interest bearing loan. The loans must be repaid at the execution of conversion rights and are classified as other long-term assets on the balance sheet.

4. Earnings per Ordinary and Diluted Share and ADR

     The following table sets forth the computation of basic and diluted earnings per share and ADR:

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Numerator:
Net income (in thousands €)	3,106	3,849	8,697	14,362
Denominator:
Denominator for basic earnings per share – weighted-average shares	8,790,600	8,695,810	8,790,600	8,790,600
Effect of dilutive securities:
Convertible bonds	—	—	—	—

Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	8,790,600	8,695,810	8,790,600	8,790,600

Basic earnings per share and ADR (€)	0.35	0.44	0.99	1.63
Diluted earnings per share and ADR (€)	0.35	0.44	0.99	1.63

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

5. Employees

	September 2002	September 2001

Employees, total	823	787
Thereof in Germany	621	583

     During the current year the headcount in Germany increased by 55 people in consequence of the acquisition of Pfeiffer Vacuum Systems GmbH in Aschaffenburg/Germany.

6. Condensed Segment Information concerning the Company’s geographic locations

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

	(in thousands €)		(in thousands €)
Net Sales
Germany
Unaffiliated	17,664	18,036	48,901	54,420
Intercompany	11,824	11,008	35,413	38,626

	29,488	29,044	84,314	93,046
United States	8,875	9,665	27,524	35,553
Europe	10,227	12,119	32,662	39,374
Rest of World	935	549	2,709	1,742

	49,525	51,377	147,209	169,715
Intercompany eliminations	(12,169)	(11,252)	(36,356)	(39,739)

Total	37,356	40,125	110,853	129,976

Operating profit
Germany	3,129	3,375	9,112	13,453
United States	1,033	1,580	2,335	6,242
Europe	256	1,119	1,284	2,900
Rest of World	166	49	516	250

	4,584	6,123	13,247	22,845
Intercompany eliminations	(339)	232	(308)	(69)

Total	4,245	6,355	12,939	22,776

PFEIFFER VACUUM TECHNOLOGY AG
NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

7. Income tax expense

     Under German corporate tax law, taxes on income are composed of corporate taxes, trade taxes and an additional surtax. The Company estimates its combined German corporate statutory tax rate within the year 2002 at 39%. The Company’s effective tax rate in both, the three and nine months ended September 30, 2002, was 39%.

8. Share Ownership

     The following table shows (known to the Company) the number of Ordinary Shares, ADR and Convertible Bonds of the Company as of September 30, 2002 by all members of the Supervisory Board and the Management Board:

	Ordinary		Convertible
Members of the Supervisory Board	Shares	ADR	Bonds

Dr. Michael Oltmanns	100	0	0
Michael J. Anderson	0	0	0
Prof. Dr. Klaus Jürgen Kügler	0	0	0
Götz Timmerbeil	0	0	0
Edgar Keller	0	0	0
Günter Schneider	80	0	0

	Ordinary		Convertible
Members of the Management Board	Shares	ADR	Bonds

Wolfgang Dondorf	56,000	200	0
Wilfried Glaum	34,185	200	0

9. Formation of new company

     In January 2002, the Company formed a new corporation named Pfeiffer Vacuum Systems GmbH, registered in Aschaffenburg, Germany, for the purpose of designing, manufacturing, selling and the service of vacuum systems. The Company in-turn purchased selected assets, including inventory, fixed assets, and intangibles from an existing business in the amount of € 2.4 million. These assets were then contributed to the new company at their purchased value. Due to the nature of the acquisition, the proforma effect of this formation and acquisition is not significant to the Company’s operations.

Furthermore the Company set up a cooperation between Pfeiffer Vacuum Systems International AG in Zuzwil/Switzerland, previously named Memex Optical Media Solutions AG, acquired in 2000, and Pfeiffer Vacuum Systems GmbH, Aschaffenburg/Germany, to coordinate their business activities. The Company expects an improvement in productivity, an increase in sales efficiencies in the systems market, and cost-reductions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Results of Operations

Three Months Ended September 30, 2002 Compared to Three Months Ended September 30, 2001

Net Sales

     Net sales decreased by € 2.7 million, or 6.7%, from € 40.1 million in the three months ended September 30, 2001 to € 37.4 million in the three months ended September 30, 2002. The major part of this decrease amounting to € 2.0 million was recorded in Europe, excluding Germany, from € 13.8 million in the third quarter of 2001 to € 11.8 million in the third quarter of 2002. The sales in the United States decreased by € 1.4 million or 13.9%, from € 10.1 million to € 8.7 million. Decreases in these markets were partially offset by sales increases in Germany by € 1.9 million or 17.8% from € 10.7 million to € 12.6 million.

The following table summarizes the Company’s net sales by geographical area:

	Three months ended

	September 30, 2002		September 30, 2001
	(in thousands €)%		(in thousands €)%

Net Sales
Germany	12,607	33.7	10,664	26.6
Europe	11,782	31.5	13,831	34.5
United States	8,745	23.4	10,091	25.1
Rest of World	4,222	11.4	5,539	13.8

Total	37,356	100.0	40,125	100.0

     Turbo pump sales decreased by € 1.3 million or 9.0% from € 14.4 million in the third quarter 2001 to € 13.1 million in the third quarter 2002, Fore vacuum pump sales decreased by € 0.9 million or 17.0% from € 5.3 million to € 4.4 million in the respective periods. Decreases in the sales of these products were partially offset by an increase in the sales of vacuum instruments by € 0.7 million or 10.0% from € 7.0 million to € 7.7 million.

     The global down-turn of the economy, and especially the weakness of the semiconductor industry led to worldwide decreased sales of the Company. To improve its market position, the Company increased its sales force in the US; the German sales force was reorganized and key-account managers were appointed for the most important market segments. Consequently, the Company’s sales in the third quarter of 2002 show a positive trend compared to the first and the second quarter of 2002, primarily in the German and US market. In consequence of the weakness of the US Dollar against the Euro the Company’s net sales were adversely impacted by the effect of changes in these exchange rates. The exchange rate accounted for approximately € 0.9 million, or 33.3% of the total sales decrease in the three months ended September 30, 2002.

Order intake and Order backlog

     Orders received amounted to € 34.4 million in the three months ended September 30, 2002 and decreased by € 2.1 million, from € 36.5 million in the three months ended September 30, 2001. The Company’s backlog decreased from € 31.3 million by € 6.1 million to € 25.2 million. Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time should not be construed to represent future levels of sales and orders generally.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Three Months Ended September 30, 2002 Compared to Three Months Ended September 30, 2001

Gross Profit

     Gross profit decreased by € 1.0 million or 5.6% from € 17.9 million in the three month period ended September 30, 2001 to € 16.9 million in the comparable period in 2002. Although the Company’s sales decreased, it was able to record a small increase in the gross margin from 44.5% in 2001 to 45.2% in 2002. This improvement resulted from a reduction in factory production costs and continued resistance to the pricing pressure in its primary markets.

Selling and Marketing Expenses

     Selling and marketing expenses increased slightly from € 5.9 million in the third quarter 2001 to € 6.0 million in the third quarter 2002. As a percentage of sales, selling and marketing expenses increased from 14.6% to 16.0%. The increase of the sales force in the US and the reorganization of the German sales force led to higher selling and marketing expenses. Additional sales cost were recorded in the newly acquired company Pfeiffer Vacuum Systems GmbH. The increase in the percentage of sales from 14.6% to 16.0% is primarily due to lower net sales revenues.

General and Administrative Expenses

     General and administrative expenses increased from € 2.5 million in the three months ended September 30, 2001 to € 2.9 million for the comparable period in 2002. This increase is primarily due to start-up costs of the newly formed company Pfeiffer Vacuum Systems GmbH amounting to € 0.2 million. As a percentage of sales, general and administrative expenses increased from 6.3% in the third quarter 2001 to 7.9% in the third quarter 2002. The decrease in net sales revenues and increase in general and administrative expenses resulted in the higher percentage.

Research and Development

     Research and development expenses increased from € 2.1 million in the three months ended September 30, 2001 to € 2.5 million in the three month period ended September 30, 2002. As a percentage of sales, the research and development expenses increased from 5.1% to 6.7% in the comparative quarters. The Company depends to a significant extent on continuing technological advances in vacuum pump design and manufacturing and has invested in the needs of future markets, improving its market position and entering new markets. The Company has also been investing in products to be used in the manufacturing of pre-recorded and re-writable DVDs (coating under vacuum), especially metalizers and complete DVD lines for production. The Company expects research and development expenses in future will correspond to the current level, approximately. The Company expenses all research and development costs as they are incurred.

Operating Profit

     Operating profit decreased from € 6.4 million in the third quarter 2001 to € 4.2 million in the third quarter 2002. As a percentage of sales the operating profit decreased from 15.9% to 11.4% as the result of the lower sales, higher sales costs and the additional start-up costs of the newly formed Pfeiffer Vacuum Systems GmbH as well as increased research and development expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Three Months Ended September 30, 2002 Compared to Three Months Ended September 30, 2001

Income Tax Expense

     The Company’s effective tax rate was 39.0% for both, the three months ended September 30, 2002 and the three months ended September 30, 2001.

Net Income

     Net income decreased from € 3.8 million in the third quarter 2001 to € 3.1 million in the third quarter 2002. Net income per Ordinary Share and ADR was € 0.35 (basic and diluted) in 2002 as compared to € 0.44 (basic and diluted) in 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001

Net Sales

     Net sales decreased by € 19.1 million or 14.7% from € 130.0 million in the nine months ended September 30, 2001 to € 110.9 million for the comparable period in 2002. The Company’s sales in the United States decreased by € 8.6 million or 24.0% from € 35.9 million in 2001 to € 27.3 million in 2002. The sales in Europe, excluding Germany, decreased by € 6.9 million or 16.0%, from € 43.2 million in 2001 to € 36.3 million in 2002; the sales in Germany decreased by € 2.6 million or 7.4% from € 34.9 million in 2001 to € 32.3 million in 2002.

The following table summarizes the Company’s net sales by geographical area:

	Nine months ended

	September 30, 2002		September 30, 2001
	(in thousands €)%		(in thousands €)%

Net Sales
Germany	32,293	29.1	34,925	26.9
Europe	36,309	32.8	43,192	33.2
United States	27,281	24.6	35,850	27.6
Rest of World	14,970	13.5	16,009	12.3

Total	110,853	100.0	129,976	100.0

     Turbo pump sales decreased by € 7.5 million or 15.5% from € 48.5 million in the first nine months of 2001 to € 41.0 million in the first nine months 2002. The sales in Fore vacuum pumps decreased by € 3.5 million or 20.8% from € 16.8 million to € 13.3 million.

     The global down-turn of the economy, and especially the weakness of the semiconductor industry led to worldwide decreased sales of the Company. To improve its market position the Company increased its sales force in the US; the German sales force was reorganized and key-account managers were appointed for the most important market segments. Consequently, the Company’s sales in the third quarter of 2002 show a positive trend compared to the first and the second quarter of 2002, primarily in the German and US market. In consequence of the weakness of the US Dollar against the Euro the Company’s net sales were adversely impacted by the effect of changes in these exchange rates. The exchange rate accounted for approximately € 0.9 million, or 4.7% of the total sales decrease in the nine months ended September 30, 2002.

Order intake and Order backlog

     Orders received decreased by € 13.7 million or 11.1%, from € 122.9 million in the nine months ended September 30, 2001 to € 109.2 million for the comparable period in 2002. The Company’s backlog shows a decrease in the comparative periods by € 6.1 million or 19.5%, from € 31.3 million in 2001 to € 25.2 million in 2002. Contracts are included in backlog only if they represent firm orders and include firm shipping schedules. The backlog position at any particular time should not be construed to represent future levels of sales and orders generally.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001

Gross Profit

     Gross profit decreased by € 8.3 million or 14.2% from € 58.3 million for the nine months ended September 30, 2001 to € 50.0 million for the comparable period in 2002. Gross profit as a percentage of net sales (“gross margin”) increased from 44.8% for 2001 to 45.1% for 2002. Although the Company’s sales decreased, it was able to record a small increase in the gross margin percentage. This improvement resulted from a reduction in factory production costs and continued resistance to pricing pressure in its primary markets.

Selling and Marketing Expenses

     Selling and marketing expenses decreased by € 1.2 million or 6.5% from € 18.5 million in the nine month period ended September 30, 2001 to € 17.3 million for the comparable period in 2002. As a percentage of sales, selling and marketing expenses increased from 14.2% to 15.6% in the respective periods. The increase of the sales force in the US and the reorganization of the German sales force led to higher selling and marketing expenses. Additional sales cost were recorded in the newly acquired company Pfeiffer Vacuum Systems GmbH. Although the Company initiated a worldwide permanent cost management system it was not able to withstand the global negative economic trends. However, Pfeiffer did manage to realize a decrease in the selling and marketing expenses. The increase in the percentage of sales from 14.2% to 15.6% is primarily due to lower net sales revenues.

General and Administrative Expenses

     General and administrative expenses increased by € 0.9 million from € 7.7 million in the nine months ended September 30, 2001 to € 8.6 million for the comparable period in 2002. As a percentage of sales, general and administrative expenses increased from 5.9% to 7.8% in the respective periods. The increase in the general and administrative expenses results primarily from start-up costs of the newly formed company Pfeiffer Vacuum Systems GmbH. Additionally the decrease in net sales revenues led to an increase of the percentage of sales.

Research and Development

     Research and development expenses increased € 1.3 million, or 21.0%, from € 6.2 million in the nine months ended September 30, 2001 to € 7.5 million in the nine months ended September 30, 2002. The Company depends to a significant extent on continuing technological advances in vacuum pump design and manufacturing and has invested in the needs of future markets, improving its market position and entering new markets. The Company has also been investing in products to be used in the manufacturing of pre-recorded and re-writable DVDs (coating under vacuum), especially metalizers and complete DVD lines for production. In scope of the newly formed Pfeiffer Vacuum System GmbH the Company spent approximately € 2.0 million for developing and manufacturing of DVD-systems within the nine months of the year 2002.

     The Company expenses all research and development costs as they are incurred and anticipates that future spending on research and development will be comparable to current levels, approximately.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001

Operating Profit

     Operating profit decreased by € 9.9 million or 43.4% from € 22.8 million in the nine months ended September 30, 2001 to € 12.9 million for the comparable period in 2002. As a percentage of sales, the operating profit decreased from 17.5% to 11.7% for the respective periods. The Company’s operating profit was impacted by an operating loss of the newly formed company amounting to approximately € 3.2 million, partly due to its extensive research and development expenses. Although the Company initiated a worldwide permanent cost management system it was not able, to withstand the global negative economic trends, as decreasing sales are in contrast to stable or slightly decreasing costs.

Income Tax Expense

     The Company’s effective tax rate was 39.0% for both, the nine month periods ended September 30, 2002 and 2001.

Net Income

     Net income decreased by € 5.7 million, or 39.6% from € 14.4 million in the nine months ended September 30, 2001 to € 8.7 million in the nine months ended September 30, 2002, as a result of the factors discussed above. Net income per Ordinary Share and ADR was € 0.99 (basic and diluted) in 2002 compared to € 1.63 (basic and diluted) in 2001.

Liquidity and Capital Resources

     The Company’s business continues to generate sufficient cash to fund its operations, including its working capital and capital expenditure requirements. In the nine months ended September 30, 2002 net cash provided by operating activities totaled € 10.7 million as compared to € 12.9 million for the comparable period in 2001.

     The decrease in net cash provided by operating activities is primarily due to the decreased net income of the Company and the payment of income tax liabilities, offset by a decrease in trade accounts receivable in consequence of a better accounts receivable management.

     The Company’s use of cash in investing activities decreased by € 1.7 million, primarily due to the purchase of selected assets (€ 2.4 million), and lower capital expenditures (€ 2.1 million) due to the completion of the new facility within the year 2001. The investments have been financed by the Company’s cash reserves.

     The increase in cash flow used by financing activities, amounting to approximately € 2.2 million, is primarily a result of the dividend-payment to the shareholders and a repayment of the long-term debt.

     The Company has a long-term position of long-term debt totaling € 7.7 million due to the Kreditanstalt für Wiederaufbau as per September 30, 2002. The current portion of this loan amounts to € 1.3 million. In the first nine months of the year 2002 the Company made principal payments on long-term debt of € 1.3 million.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 01, 2002

Pfeiffer Vacuum Technology AG

By:	/s/ Wolfgang Dondorf Wolfgang Dondorf Chairman of the Management Board

By:	/s/ Wilfried Glaum Wilfried Glaum Member of the Management Board